Free Writing Prospectus Dated June 13, 2011 Registration Statement No. 333-156423 Filed Pursuant to Rule 433

A NEW HIGH YIElDING MLP

MORGAN STANLEY CUSHING[R] MLP HIGH INCOME INDEX ETN (MLPY)

The Morgan Stanley Cushing([R]) MLP High Income Index ETN provides investors with convenient and cost-efficient access to the growing Master Limited
Partnership (MLP) asset class. Our ETN tracks the performance of the Cushing MLP
High Income Index, which includes 30 high yielding MLPs.

Last 12-month dividend yieLd

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Source: Bloomberg, as of June 1, 2011. "Alerian MLP Index", "REITs Index",
"Utilities Index", and "SandP 500[R] Index" refer to the Alerian MLP Index, the
Dow Jones U.S. Real Estate Index, the Utilities Select Sector Index, and the
SandP 500[R] Index, respectively. The last 12-month dividend yield equals the sum of gross dividend per share amounts that have gone ex-dividend over the prior 12 months, divided by the current price on the date shown above.

The  distributions  on the ETNs, if any,  will be based on the actual  quarterly distributions  made by the MLPs that are included in the index net of the Annual
Tracking Fee of 0.85% per annum.

The ETNs are  unsecured  debt  obligations  of Morgan  Stanley and therefore are subject to the credit risk of Morgan Stanley.

Please visit www.morganstanley.com / mlpy to learn more.

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Morgan Stanley ("MS") has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this material relates. Before you invest, you should read the prospectus in that registration statement, the applicable pricing supplement, prospectus supplement and other documents MS has filed with the SEC for more complete information about Morgan
Stanley and that offering. You may get these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus if you request it by calling toll-free
1-866-718-1649, or you may request a copy from any other dealer participating in the offering.

This material is provided by MS or its affiliate ("Morgan Stanley"). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. An investment in MS ETNs involves risks, including possible loss of principal. The Index constituents are concentrated in the energy industry. The Index is solely comprised of securities of MLPs which hold energy and shipping assets in North America. For a description of the restrictions relating to the ETNs and the primary risks see the applicable pricing supplement. The financial instruments described herein may not be suitable for all investors and suitability should be determined for each investor. Past performance is not indicative of future returns. No representation or warranty is made that any returns indicated will be achieved.
This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters. In the U.S., securities underwriting, trading and brokerage activities and MandA advisory activities are provided by
Morgan Stanley and Co. LLC, a registered broker / dealer that is a wholly owned subsidiary of Morgan Stanley, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. [C] Morgan Stanley and Co. LLC 2011, all rights reserved.